Mail Stop 4561

August 21, 2008

Mr. Mark S. Elliott
President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

      Re: **Premier Alliance Group, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Forms 10-KSB/A for Fiscal Year Ended December 31, 2007
              File no. 000-50502

Dear Mr. Elliott:

We have completed our review of your Form 10-KSB and amendments and have no further comments at this time on the specific issues raised.

          Sincerely,

          Christine Davis
          Assistant Chief Accountant